UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Amendment No. 2 to)

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sinoenergy Corporation
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
82935B103
(CUSIP number)

Jamie Tadelis, Chief Operating Officer / General Counsel
Abax Lotus Ltd.

c/o Abax Global Capital (Hong Kong) Limited

Suite 6708, 67/F Two International Finance Centre

8 Finance Street

Central, Hong Kong SAR

+852 3602 1800

(Name, address and telephone number of person authorized to receive notices and communications)
March 28, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935B103	13D	Page 2

1	NAME OF REPORTING PERSON:		Abax Lotus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,249,036(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,249,036 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		CO

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 3

1	NAME OF REPORTING PERSON:		Abax Global Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,249,036 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,249,036 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		CO

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 4

1	NAME OF REPORTING PERSON:		Abax Upland Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,249,036 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,249,036 (1))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		OO

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 5

1	NAME OF REPORTING PERSON:		Abax Arhat Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,249,036 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,249,036 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		OO

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 82935B103	13D	Page 6

1	NAME OF REPORTING PERSON:		Abax Claremont Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,249,036 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,249,036 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		CO

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 169050C109	13D	Page 7

1	NAME OF REPORTING PERSON:		Abax Global Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,249,036 (1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,249,036 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		CO

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 169050C109	13D	Page 8

1	NAME OF REPORTING PERSON:		Xiang Dong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	2,249,036 (1)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	2,249,036 (1)
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,249,036 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.1%(2)
14	TYPE OF REPORTING PERSON:		IN

1. The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock (the “Common Stock”) at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock. Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively own 6,277,102 shares of Common Stock based on the Company’s Form 10-K filed as of September 30, 2008. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,526,138 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

2. Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 53.5% of the Common Stock as of the date hereof.

CUSIP No. 169050C109	13D	Page 9

Clause (vii) of the first paragraph of item 2 in the original filing is hereby deleted in its entirety.

The third paragraph of item 2 in the original filing is hereby amended by deleting it in its entirety and substituting therefor the following paragraph:

The address of the principal office of each of the Reporting Persons is Abax Global Capital (Hong Kong) Limited, Suite 6708, 67/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong SAR and Mr. Yang’s business address is also at the foregoing address. Mr. Yang is the President of the Arhat Shareholder.

The last sentence of the fourth paragraph of item 2 in the original filing is hereby amended by deleting it in its entirety and substituting therefor the following sentence:

Mr. Yang is principally involved in the business of serving as the controlling member of the Arhat Shareholder and Upland Managing Member.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the date of this Statement, the Investor directly owns the Convertible Notes in principal amount of $9,300,000. The Convertible Notes were initially convertible, at any time, into the Company’s common stock at an initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes, which is subject to adjustment pursuant to the terms of the Indenture (as defined herein). On July 9, 2008, the Company went effective with a 1 for 2 share split. On March 28, 2009, a downward reset was triggered pursuant to the terms of the Indenture resulting in a conversion rate of 23,810 for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 2,214,286 shares of Common Stock, which represents 13.9% of the Common Stock.

The Convertible Notes are beneficially owned, in the aggregate, by the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member and Mr. Yang.

The Fund, as the sole shareholder of the Investor; Arhat, as a 50% shareholder of the Fund; Upland, as the other 50% shareholder of the Fund; Arhat Shareholder, as the sole shareholder of Arhat; Upland Managing Member, as the managing member of Upland; and Mr. Yang as the controlling person of Arhat Shareholder and Upland Managing Member, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Investor. Each of Arhat, Upland, Arhat Shareholder, Upland Managing Member and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

All percentages set forth in this paragraph are based on 15,942,336 shares of Common Stock outstanding as of December 31, 2008, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008.

CUSIP No. 169050C109	13D	Page 10

(c)       Other than as set forth herein, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 169050C109	13D	Page 11

Signature Page to Follow SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2009

ABAX LOTUS LTD.

By:   /s/  Janie Tadelis

Name: Jamie Tadelis

Title:   Chief Operating Officer

            General Counsel

ABAX GLOBAL OPPORTUNITIES FUND

By:   /s/  Janie Tadelis

Name: Jamie Tadelis

Title:   Chief Operating Officer

            General Counsel

ABAX ARHAT FUND

By:   /s/  Janie Tadelis

Name: Jamie Tadelis

Title:   Chief Operating Officer

            General Counsel

ABAX UPLAND FUND, LLC

By:   /s/  Janie Tadelis

Name: Jamie Tadelis

Title:   Chief Operating Officer

            General Counsel

ABAX GLOBAL CAPITAL

By:   /s/  Janie Tadelis

Name: Jamie Tadelis

Title:   Chief Operating Officer

            General Counsel

ABAX Claremont LTD.

By:   /s/  Janie Tadelis

Name: Jamie Tadelis

Title:   Chief Operating Officer

            General Counsel

     /s/  Xiang Dong Yang

Xiang Dong Yang